Filed by Banco Santander (Brasil) S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander Spain”)  has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (Registration No. 333-196887), which has been declared effective by the SEC, and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Santander Spain has filed or will file with the SEC or send to security holders of Banco Santander Brasil S.A. (“Santander Brasil”) in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including with respect to the implementation and effects of the proposed transaction. Forward looking statements may be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or words of similar meaning and include, but are not limited to, statements about Santander Brasil’s expected future business and financial performance resulting from and following the implementation of the proposed transaction. Forward-looking statements are statements that are not historical facts, including statements about Santander Brasil’s beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. Santander Brasil cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and Santander Brasil undertakes no obligation to update them to reflect actual results, or any change in events, conditions, assumptions or other factors.

BANCO SANTANDER (BRASIL) S.A.

CNPJ No. 90.400.888/0001-42

NIRE No. 35.300.332.067

Publicly-held Company with Authorized Capital

MATERIAL FACT

BANCO SANTANDER BRASIL, in furtherance of Material Facts related to the Voluntary Public Tender Offer previously released, discloses that:

(i) pursuant to the Regulation of the Corporate Governance Level 2 Listing Segment of BM&FBOVESPA, the Board of Directors of the Company issued an opinion regarding the Offer, pursuant to the meeting held on the date hereof; and

(ii) pursuant to U.S. securities laws, the Company filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9.

The aforementioned documents are publicly available on the following websites: www.cvm.gov.br, www.sec.gov, www.bmfbovespa.com.br and www.ri.santander.com.br

São Paulo, October 2, 2014.

Angel Santodomingo

Investor Relations Officer

Banco Santander (Brasil) S.A.